
02046937

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
JUL 2 2 2002
155

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.G.
7/1/02

For the month of July, 2002

KT Corporation

206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)


PROCESSED
JUL 29 2002
THOMSON
FINANCIAL

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

Addition of an Affiliated Company

We hereby inform you that of KT Corporation (formerly known as "Korea Telecom Corp."; NYSE: KTC) has established new company, KT Commerce Corp. KT Commerce Corp is designated as an affiliate of KT Group by the Fair Trade Commission. Details are as follows:

1. Affiliated company

- Name of company : KT Commerce Corp.
- Paid-in capital : Won 7,000,000,000
- Business area : e-commerce
- KT Corporation's shareholding ratio : 19%

2. Investment amount : Won 1,330,000,000
3. Share ownership : KT 19%, KT Hitel 81%
4. Reasons : Establishment of new affiliated company by KT Corporation and KT Hitel Co.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 5, 2002

KT Corporation

By: Kyu Sung Lee
Name: Kyu Sung Lee
Title: Director